SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

A-MARK PRECIOUS METALS, INC.
_____________________________________________________________________________
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

_____________________________________________________________________________
(Title of Class of Securities)

00181T 107
_____________________________________________________________________________
(CUSIP NUMBER)

Jeffrey D. Benjamin

c/o A-Mark Precious Metals, Inc.

2121 Rosecrans Ave., Suite 6300,

El Segundo, CA 90245

(310) 587-1477

__________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 6, 2022
_____________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00181T107	13D

1		NAME OF REPORTING PERSONS Jeffrey D. Benjamin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,555,518
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,555,518
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,555,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (the “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on, March 21, 2014 (the “Schedule 13D”), Amendment No. 1 to Schedule 13D filed March 25, 2014 and Amendment No. 2 to Schedule 13D filed July 15, 2021. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D and Amendments No. 1 and No. 2.

Item 1.	Security and Issuer

This Amendment relates to the common stock, par value $0.01 per share (the “Common Stock”), of A-Mark Precious Metals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2121 Rosecrans Ave., Suite 6300, El Segundo, CA 90245. The number of shares of Common Stock referenced in this Amendment No. 3 reflect the Issuer’s two-for-one stock split (effected as a stock dividend) on June 6, 2022 (the “Stock Split”).

Item 2.	Identity and Background

(a) This Statement is being filed by Jeffrey D. Benjamin (the “Reporting Person”).

(b) The address of the Reporting Person is c/o A-Mark Precious Metals, Inc., 2121 Rosecrans Ave., Suite 6300, El Segundo, CA 90245.

Items 2(c), (d), (e) and (f) as set forth in the Schedule 13D are incorporated herein by reference.

Item 3.	Source and Amount of Funds

Item 3 as set forth in the Schedule 13D and the information in Item 5 of this Amendment are incorporated herein by reference.

Item 4.	Purpose of the Transaction

Item 4 as set forth in the Schedule 13D and the information in Item 5 of this Amendment are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a), (b) and (c): Percentages of the outstanding class of Common Stock set forth on the Cover Page and in this Item 5 are based on 23,379,888 shares of Common Stock outstanding at July 6, 2022, as reported to the Reporting Person by the Issuer on July 6, 2022. This reflects a substantial increase in the number of shares outstanding since the filing of the Reporting Person’s Amendment No. 2 to Schedule 13D, which has contributed to the decrease in the percentage of the outstanding class beneficially owned by the Reporting Person.

At July 6, 2022, the Reporting Person had beneficial ownership of 1,555,518 shares of Common Stock, 6.7% of the outstanding class. This total includes 1,555,518 shares over which the Reporting Person is reporting sole voting and sole dispositive power. However, of these shares, 840,000 are held in two family trusts for the benefit of the Reporting Person's spouse and children. The Reporting Person’s spouse is the trustee of one of the family trusts, holding 700,000 shares. The Reporting Person is the trustee of the other family trust, holding 140,000 shares. The Reporting Person disclaims beneficial ownership of the shares held in the trusts, and the filing of this report is not an admission that the Reporting Person is the beneficial owner of those shares for purposes of Section 13(d) or for any other purpose. The Reporting Person’s beneficial ownership includes 9,660 restricted stock units (the “RSUs”) granted by the Issuer as compensation for services as a director of the Issuer. Of these RSUs, 6,362 are vested and non-forfeitable but deferred as to settlement, and 3,298 have a stated vesting date of October 28, 2022 (subject to accelerated vesting in specified circumstances), with the RSUs to be deferred as to settlement following vesting. The RSUs are settleable by issuance of shares of Common Stock, and are included in the beneficial ownership of shares reported herein.

On May 19, 2022, the Reporting Person exercised a stock option to purchase 63,096 shares (as adjusted to reflect the Stock Split). The purchase price (as adjusted) was $1.67 per share, paid from the Reporting Person’s personal funds. The Reporting Person did not sell shares in connection with the exercise of the stock option; he now holds no stock options to purchase the shares of Common Stock.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Information regarding RSUs held by the Reporting Person, as set forth in Item 5 above, is incorporated by reference into this Item.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 8, 2022 /s/ Carol Meltzer, by power of attorney (attached hereto) _____________________

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Carol E. Meltzer, the undersigned's true and lawful attorney-in-fact to:

(1) prepare, execute in the undersigned's name and on the undersigned's behalf, and submit to the United States Securities and Exchange Commission (the "SEC") a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Section 16(a) of the Securities Exchange Act of 1934 or any rule or regulation of the SEC;

(2) execute for and on behalf of the undersigned, in the undersigned's capacity as a director of A-Mark Precious Metals, Inc. (the "Company"), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, and any other forms or reports the undersigned may be required to file in connection with the undersigned's ownership, acquisition, or disposition of securities of the Company;

(3) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, or other form or report, and timely file such form or report with the SEC and any stock exchange or similar authority; and

(4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the date set forth below.

/s/ Jeffrey D. Benjamin

Name: Jeffrey D. Benjamin

Date: July 16, 2021